UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

AIRCASTLE LIMITED

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G0129K104

(CUSIP Number)

Marubeni Corporation

4-2 Ohtemachi 1-Chome

Chiyoda-Ku, Tokyo, 100-8088 Japan

Attention: General Manager

Telephone: 81 3 3282 9621

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. G0129K104

1.	Name of reporting persons Marubeni Corporation
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 12,320,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,320,000
11.	Aggregate amount beneficially owned by each reporting person 12,320,000
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 15.25%*
14.	Type of reporting person CO

CUSIP No. G0129K104

1.	Name of reporting persons Marubeni Aviation Corporation
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 12,320,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,320,000
11.	Aggregate amount beneficially owned by each reporting person 12,320,000
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 15.25%*
14.	Type of reporting person CO

CUSIP No. G0129K104

1.	Name of reporting persons Marubeni Aviation Holding Coöperatief U.A.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 12,320,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,320,000
11.	Aggregate amount beneficially owned by each reporting person 12,320,000
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 15.25%*
14.	Type of reporting person CO

*	Based on the aggregate of (i) 80,780,299 Common Shares that the Issuer has represented were issued and outstanding as of July 31, 2013.

Explanatory Statement

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed by Marubeni Corporation (“Marubeni”) on June 17, 2013 (the “Schedule 13D”), as amended by Amendment No. 1 filed on July 12, 2013 by Marubeni, Marubeni Aviation Corporation (“MAC”) and Marubeni Aviation Holding Coöperatief U.A. (“MHC” and together with Marubeni and MAC, the “Reporting Persons”) relating to the common shares, par value $0.01 per share (the “Common Shares”), of Aircastle Limited, a Bermuda exempted company (the “Issuer”). This Amendment No. 2 is being filed jointly by the Reporting Persons. This Amendment No. 2 amends the Schedule 13D (as previously amended) as specifically set forth herein. Unless otherwise indicated, each capitalized term used but not defined herein has the meaning assigned to such term in the Schedule 13D as previously amended.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented by the addition of the following:

On August 7, 2013, MHC entered into a Stock Purchase Plan Engagement Agreement (“Purchase Plan”). The Purchase Plan is intended to comply with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended. The Reporting Persons expect that purchases of Common Shares will be made for MHC’s account pursuant to the Purchase Plan.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented by the addition of the following:

The Purchase Plan allows for the purchase of a number of Common Shares that, together with the Common Shares already owned by MHC, will represent not more than 20.5% of the Common Shares outstanding. There can be no assurance as to how many Common Shares, if any, will be purchased pursuant to the Purchase Plan.

The form of the Purchase Plan is set forth in Exhibit 7.4 to this Statement and incorporated herein by reference.

Item 7. Material To Be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit Number	Description of Exhibit

Exhibit 7.4	Form of Stock Purchase Plan Engagement Agreement between Marubeni Aviation Holding Coöperatief U.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2013

MARUBENI CORPORATION

By:	/s/ Tadaaki Kurakake
Name:	Tadaaki Kurakake
Title:	General Manager, Aerospace & Defense Systems Dept.

MARUBENI AVIATION CORPORATION

By:	/s/ Tadaaki Kurakake
Name:	Tadaaki Kurakake
Title:	Director

MARUBENI AVIATION HOLDING COÖPERATIEF U.A.

By:	/s/ Tadaaki Kurakake
Name:	Tadaaki Kurakake
Title:	Managing Director